[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

March 17, 2008

VIA EDGAR AND BY HAND

Michael McTiernan, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	American Capital Agency Corp.; Amendment No. 1 to
Registration Statement on Form S-11 (Reg. No. 333-149167)

Dear Mr. McTiernan:

On behalf of American Capital Agency Corp., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on February 11, 2008.

The changes reflected in Amendment No. 1 include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 5, 2008 (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used but not defined herein have the meanings given in Amendment No.1. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 1.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

General

1.	We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 22-6900.

The Company has disclosed throughout the Registration Statement that its strategy is to invest exclusively in single-family residential mortgage pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed either by Ginnie Mae, Fannie Mae or Freddie Mac (collectively, “Agency Securities”). As disclosed on page 6 of Amendment No. 1., the Company’s board of directors will also adopt a specific policy that it will not invest in non-Agency Securities. While the Company has not disclosed the specific pools of Agency Securities that it will purchase with the net proceeds of this offering, Agency Securities are largely fungible, similar to U.S. Treasury securities. Mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac have the range of maturities described on pages 52-53 of Amendment No. 1 and pay either a fixed rate, adjustable rate, or hybrid adjustable rate of interest (as described on page 52 of Amendment No. 1), in each case on a monthly basis. The fungibility of Agency Securities was acknowledged in a January 2003 report by a joint task force consisting of staff of the Commission, the U.S. Department of the Treasury and the Office of Federal Housing Enterprise Oversight.1

If the Company were able to disclose the specific Agency Securities that it would purchase with the net proceeds of this offering, the only information that it

1 The relevant portion of A Staff Report of the Task Force on Mortgage-Backed Securities Disclosure (Jan. 2003; http://www.sec.gov/news/studies/mortgagebacked.htm) follows:

As a result of the GSE [Government Sponsored Enterprises] and Ginnie Mae standardized underwriting guidelines for single-family mortgages and the trading and settling parameters of the Good Delivery Guidelines, GSE MBS that may be delivered to satisfy a TBA [“to-be-announced”] trade will have similar characteristics. The mortgage loans underlying GSE and Ginnie Mae pass-through MBS are pooled together according to similar characteristics that are based on guidelines established by the GSEs and Ginnie Mae and enable the pools to satisfy the Good Delivery Guidelines. Under the Good Delivery Guidelines, only GSE and Ginnie Mae pass-through MBS that are within a particular product type and coupon, have certain basic attributes and fall within certain parameters can be delivered to satisfy a TBA trade. The TBA market functions on the premise that even though each pool that will be created is unique, all pools eligible for delivery on a given TBA trade are equivalent in their characteristics and expected performance. Therefore, any distinct characteristics of the underlying mortgage loans comprising a pool delivered in a trade are considered to blend together so that the MBS they back can be considered a generic security. As a result, TBA market participants consider MBS of Fannie Mae, Freddie Mac and Ginnie Mae that meet the Good Delivery Guidelines to be interchangeable or fungible with other such MBS issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, respectively.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

would be able to provide investors are CUSIP numbers identifying the issues and classes of these securities. The only additional useful information that this would provide investors is the specific interest rates and maturities of the Agency Securities to be purchased. However, in order for the Company to disclose this information in the preliminary prospectus to be distributed to investors at the launch of the offering it would have to commit to purchasing specific Agency Securities weeks in advance of obtaining the capital for these investments. In order for the Company to successfully execute its investment strategy, it will need to make investment decisions based on the interest rate environment and conditions in the residential mortgage-backed securities market prevailing at the precise time it is able to deploy capital. Therefore, it would not be practical or prudent for the Company to commit to purchasing specific Agency Securities weeks before it plans to make the investments, particularly in the currently volatile interest rate environment. For similar reasons, the Company would not able to commit to investing certain percentages of the net offering proceeds in fixed rate versus adjustable rate Agency Securities in the preliminary prospectus. Considering that the Company has limited its investment parameters to a fungible type of residential mortgage-backed securities and it may only prudently make decisions to invest in Agency Securities at the time it is able to deploy capital, the Company does not believe that its currently disclosed intention to use the net offering proceeds to purchase Agency Securities is an unspecified use and therefore, should not be considered a “blind pool” offering.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Except for the Company logo already included in the Registration Statement, the Company has advised us that it does not presently intend to include any artwork or graphics in the prospectus included in the Registration Statement.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

American Capital Strategies, Ltd., page 2

3.	Refer to the penultimate sentence in the second paragraph. Please advise us whether this restriction would prevent American Capital from sponsoring another investment vehicle with exactly the same investment strategy as yours. For example, it appears that you do not invest exclusively in whole pool agency securities.

The Company has revised the disclosure on pages 2, 11, 15-16, 59 and 69 to clarify that this restriction would prevent American Capital Strategies, Ltd. (“American Capital”) from sponsoring another investment vehicle that invests predominantly in whole pool Agency Securities. In order to illustrate the scope of this restriction, the Company has also revised the disclosure on these pages to indicate that: (1) the American Capital-sponsored investment vehicle that employs a credit-sensitive RMBS strategy may invest in Agency Securities and therefore, may directly compete with the Company, and (2) future American Capital-sponsored investment vehicles may also compete with the Company.

4.	Please briefly address in the summary and in more detail in the main body of the prospectus the experience of the manager in acquiring and financing investments in agency MBS.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 16 and 59 of Amendment No. 1 as requested.

Investment Considerations, page 3

5.	In order to provide more balanced disclosure, please move the summary risk factor discussion from page 6 to the end of this section.

In response to the Staff’s comment, the Company has moved the Summary Risk Factors to page 4 of Amendment No. 1 immediately following the Investment Considerations.

Summary Risk Factors, page 6

6.	Please include summary risk factors regarding the lack of experience of your manager in investing and financing agency MBS and the lack of any dedicated employees or manager employees to manage your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1 to include the following Summary Risk Factors:

(1)    Our Manager and American Capital do not have an extensive institutional history in acquiring or financing agency securities.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

(2)    We are completely dependent upon our Manager and certain key personnel of American Capital who provide services to us through the management agreement and the administrative services agreement and we may not find suitable replacements for our Manager and these personnel if the management agreement and the administrative services agreement are terminated or such key personnel are no longer available to us.

To the extent that we invest in agency securities…, page 20

7.	We note your risk factor regarding the ability of FNMA and FHLMC to satisfy their guarantee obligations. We also note that at the end of February, Moody’s Investors Service also put FNMA’s “B+” bank financial strength ratings on review for possible downgrade. Please expand your risk factor to also address this possible downgrade.

In response to the Staff’s comment, the Company has revised the risk factor on pages 20-21 of Amendment No. 1 as requested.

New legislation or administrative or judicial action, in each instance potentially…, page 33

8.	Please explain how each of these risks may specifically affect you or the securities being offered or, alternatively, eliminate generic risk factors. Refer to Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has eliminated the risk factor from p. 34 of Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Conditions and Results of Operation, page 40

9.	Please include a discussion of material trends referenced elsewhere in your prospectus and how you expect these trends to affect your business. For example, on page 48, you reference the impact that recent defaults and credit losses on residential mortgage loans are having on the market. In addition, please describe recent developments regarding credit concerns and origination volume of the agencies that back your targeted MBS.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41-42 of Amendment No. 1 as requested.

10.	Refer to the bulleted list that appears on page 58. Please clarify whether you plan to use all of these functional teams and describe how they will be utilized in the operation of your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59-60 of Amendment No. 1 as requested.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

Investment Activities, page 67

11.	Please disclose which American Capital affiliates or sponsored investment vehicles may directly compete with you.

The Company has revised the disclosure on pages 2, 11, 15-16, 59 and 69 of Amendment No. 1 to indicate that the American Capital-sponsored investment vehicle that employs a credit-sensitive RMBS strategy may invest in Agency Securities and may thus directly compete with the Company. This investment vehicle has only solicited investments from institutional investors in transactions exempt from registration under the Securities Act of 1933, as amended. Therefore, the Company has described the nature of its investing activities, but not disclosed its name in Amendment No. 1.

The Company has also revised the disclosure on these pages to explain that future American Capital-sponsored investment vehicles may also compete with the Company due to the scope of American Capital’s commitment not to sponsor another investment vehicle that invests predominantly in whole pool Agency Securities.

Underwriting, page 100

12.	Please briefly describe the transactions or services referenced on page 104 involving or provided by any of the managing underwriters.

The Company has revised the disclosure on page 106 of Amendment No. 1 to describe the types of past and ongoing relationships between American Capital and/or any of its affiliates (including the Company) and any of the underwriters named in Amendment No. 1.

Organizational Costs, page F-4

13.	Please revise to disclose your accounting policy for offering costs. Furthermore, to the extent that any organizational or offering costs have been or will be paid on your behalf, please disclose these costs, if material, and also your related accounting policy.

In response to the Staff’s comment regarding the Company’s accounting policy for offering costs, the Company has revised the disclosure on pages F-4 and F-5 of Amendment No. 1 accordingly. We have been advised by the Company that the amount of organization and offering costs incurred to date, which have been paid for by American Capital, were deemed to be immaterial and therefore, not necessary to be disclosed in the footnotes to the Company’s audited balance sheet included in the Registration Statement.

Michael McTiernan, Esq.

American Capital Agency Corp.

March 17, 2008

Item 36. Financial Statements and Exhibits, page II-3

14.	Please provide drafts of your legal and tax opinions with your next amendment.

In response to the Staff’s comment, we have provided forms of our Exhibit 5 legal opinion and Exhibit 8 tax opinion as Annex I and Annex II, respectively, to this letter.

Please telephone the undersigned at (212) 735-3574 if you have any questions or need any additional information.

Very truly yours,

/s/ David J. Goldschmidt

David J. Goldschmidt

cc:	Securities and Exchange Commission

Angela McHale

Jessica Barberich

Dan Gordon

American Capital Agency Corp.

Samuel A. Flax

Hunton & Williams LLP

Edward W. Elmore, Jr.

Annex I

Form of Exhibit 5 Opinion– Subject to Completion

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

•, 2008

American Capital Agency Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

Re:	American Capital Agency Corp.;
Registration Statement on Form S-11 (Reg. No. 333-149167)

Ladies and Gentlemen:

We have acted as special counsel to American Capital Agency Corp., a Delaware corporation (the “Company”), in connection with the initial public offering (the “Initial Public Offering”) by the Company of up to • shares, including • shares subject to an over-allotment option (the “Shares”), of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Company’s Registration Statement on Form S-11 (File No. 333-149167) as filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2008 under the Act; (ii) Amendment No. 1 to the Registration Statement as filed with the Commission on March •, 2008 under the Act (such Registration Statement, as so amended, being hereinafter referred to as the “Registration Statement”); (iii) the form of Underwriting Agreement proposed to be entered into by and among the Company, as issuer, and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, filed as an exhibit to the Registration Statement (the “Underwriting Agreement”); (iv) the Amended and Restated Certificate of Incorporation of the Company, dated •, 2008, filed as an exhibit to the Registration Statement (the “Charter”); (v) the form of Amended and Restated By-Laws of the Company, filed as an exhibit to the Registration Statement (the “By-Laws”); and (vi) certain resolutions of the Board of Directors of the Company relating to the issuance and sale of the Shares and related matters. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates

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and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

Members of our firm are admitted to the bar in the State of New York, and we do not express any opinion as to the laws of any jurisdiction other than the corporate laws of the State of Delaware, and we do not express any opinion as to the effect of any other laws on the opinion stated herein.

Based upon and subject to the foregoing, we are of the opinion that when (i) the Registration Statement becomes effective under the Act; (ii) the Underwriting Agreement has been duly executed and delivered; and (iii) certificates representing the Shares in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar for the Common Stock and registered by such transfer agent and registrar, and have been delivered to and paid for by the Underwriters at a price per share not less than the per share par value of the Common Stock as contemplated by the Underwriting Agreement, the issuance and sale of the Shares will have been duly authorized and the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

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Annex II

Form of Exhibit 8 Opinion– Subject to Completion

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

•, 2008

American Capital Agency Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

Re:	American Capital Agency Corp. Registration Statement on Form S-11
(Reg. No. 333-149167); Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) by American Capital Agency Corp., a Delaware corporation (“ACAC”), of shares of ACAC common stock, $0.01 par value per share (“Common Stock”), pursuant to a registration statement on Form S-11 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) and dated as of the date hereof. We have acted as tax counsel to ACAC in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of officers of ACAC (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of ACAC and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. In particular, we note that the Company has engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, or intent. Our opinion is conditioned on the

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continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the Officers’ Certificate. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) ACAC and each of the entities comprising the Company have been and will continue to be operated in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to ACAC or any investment therein, other than as expressly stated herein.

Based on and subject to the foregoing, we are of the opinion that:

1.    Commencing with ACAC’s initial taxable year ending on December 31, 2008, ACAC has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. As noted

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in the Registration Statement, ACAC’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of ACAC’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

2.    Although the discussion set forth in the Registration Statement under the heading “Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the ownership and disposition of Common Stock, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of Common Stock of ACAC, subject to the qualifications set forth therein. The United States Federal income tax consequences of the ownership and disposition of such Common Stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “Federal Income Tax Considerations” as applied to any particular holder.

This opinion is furnished to you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the headings “Risk Factors,” “Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

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